Exhibit 9


DATE:      June 19, 2006

TO:        SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

FROM:      WALKER R. STAPLETON

RE:        WITHDRAWAL OF OFFER

Dear Sirs:

      On February 7, 2006, March 23, 2006, and April 11, 2006, I wrote letters disclosing the desire to initiate a management-led buyout of SonomaWest Holdings, Inc. (the "Company") by an investment group (the "Investment Group") consisting of members of my family including my father, Craig Stapleton, the Company's largest shareholder. On behalf of the Investment Group, I proposed a price of $11.03 per share for all outstanding shares of the Company not owned by the Investment Group.

      The Investment Group has been frustrated with continuous delays in the process of, formation of, and the evaluation by the Special Committee of the Board of Directors ("Special Committee"). It has been over four months since our initial proposal was extended, and two months since the Special Committee was reconstituted.

      I was finally afforded the opportunity to meet with the Special Committee by teleconference on June 13, 2006. The Special Committee has made assertions as to a range of potential values that we believe are based on unsupportable assumptions. It appears that the range between what we are willing to propose and what the Special Committee is willing to accept is too broad for negotiations to continue in a positive direction. We are therefore informing you that at this time we will not be proceeding with an offer to acquire the outstanding shares of common stock held by holders other than the Investment Group. We intend to return the Company's operations to business as usual and to continue to develop the Company while creating value for all shareholders.

      In light of this development and the fact that I have repeatedly informed you that the Investment Group has no interest in pursuing any other transaction, it is clear no purpose would be served by the continuation of the Special Committee, and therefore, we believe its existence has come to an end.


                                                       Very truly yours,


                                                       /s/ Walker R. Stapleton
                                                       -----------------------
                                                       Walker R. Stapleton